Exhibit 99.1

Mercurity Fintech Holding Inc. Regains Compliance with Nasdaq Listing Rule 5250(c)(1)

SHENZHEN, -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH), a digital fintech group powered by blockchain technology, today announced that it received written notice from the Listing Qualifications Department of the Nasdaq Stock Market ("Nasdaq") stating that the Company has regained compliance with the Nasdaq Listing rule 5250(c)(1) and the matter is now closed.

The Company was previously notified by Nasdaq on May 13, 2022 that it was not in compliance with Nasdaq’s Listing Rule 5250(c)(1) due to the failure to file its annual report on Form 20-F for the period ended December 31, 2021. The Company regained compliance with such Nasdaq continued listing requirement as a result of filing the annual report on Form 20-F on June 15, 2022, for the period ended December 31, 2021.

About Mercurity Fintech Holding Inc. Limited

Mercurity Fintech Holding Inc. is a digital fintech group powered by blockchain technology. The Company’s primary business scope includes digital asset trading, asset digitization, cross-border remittance and other services, providing compliant, professional, and highly efficient digital financial services to its customers. The Company recently began to narrow in on Bitcoin mining, digital currency investment and trading, and other related fields. This shift has enabled the company to deepen its involvement in all aspects of the blockchain industry, from production to circulation.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

In China:

Mercurity Fintech Holding Inc.

Qi Wang

Tel: +86 133-3115-3191

Email: communication@mfhfintech.com

In the United States:

International Elite Capital Inc.
Vicky Chueng

Tel: +1(646) 866-7989
Email: mfhfintech@iecapitalusa.com